UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

AMENDMENT TO AND ADOPTION OF

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Massachusetts business trust (the “Registrant”), hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the registration of Nuveen New York Municipal Value Fund, Inc., a Minnesota corporation (the “Predecessor Registrant”), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, in connection with the reorganization of the Predecessor Registrant into the Registrant through which the Predecessor Registrant will change its domicile from a Minnesota corporation to a Massachusetts business trust (the “Domicile Change Reorganization”). Pursuant to the Domicile Change Reorganization, the Registrant will acquire all of the assets of the Predecessor Registrant in exchange for newly issued common shares of the Registrant and the assumption by the Registrant of all of the liabilities of the Predecessor Registrant. In connection with such amended notification of registration, the Registrant submits the following information:

Name: Nuveen New York Municipal Value Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 West Wacker Drive

Chicago, Illinois 60606

Telephone Number (including area code): (800) 257-8787

Name and address of agent for service of process:

Mark L. Winget

Vice President and Secretary

Nuveen New York Municipal Value Fund

333 West Wacker Drive

Chicago, Illinois 60606

With copies of Notices and Communications to:

Deborah Bielicke Eades

Vedder Price P.C.

222 N. LaSalle Street

Chicago, Illinois 60601

Eric F. Fess

Chapman and Cutler LLP

111 W. Monroe Street

Chicago, Illinois 60603

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [ ]    NO [x]

Item 1.	Exact name of registrant.

Nuveen New York Municipal Value Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant is a Massachusetts business trust, created under the laws of the Commonwealth of Massachusetts on November 12, 2020.

Item 3.	Form of organization of registrant (for example corporation, partnership, trust, joint stock company, association, fund).

Massachusetts business trust

Item 4.	Classification of registrant (face amount certificate company, unit investment trust or management company).

Registrant is a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company.

Registrant is a diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Adviser Nuveen Fund Advisors, LLC 333 West Wacker Drive Chicago, Illinois 60606

Sub-adviser Nuveen Asset Management, LLC 333 West Wacker Drive Chicago, Illinois 60606

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

Name and Address	Position with Registrant

Terence J. Toth 333 West Wacker Drive Chicago, Illinois 60606	Chairman of the Board and Trustee

Jack B. Evans 333 West Wacker Drive Chicago, Illinois 60606	Trustee

William C. Hunter 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Albin F. Moschner 333 West Wacker Drive Chicago, Illinois 60606	Trustee

John K. Nelson 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Judith M. Stockdale 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Carole E. Stone 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Matthew Thornton III 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Margaret L. Wolff 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Robert L. Young 333 West Wacker Drive Chicago, Illinois 60606	Trustee

David J. Lamb 333 West Wacker Drive Chicago, Illinois 60606	Chief Administrative Officer

Mark J. Czarniecki 901 Marquette Avenue Minneapolis, MN 55402	Vice President and Assistant Secretary

Diana R. Gonzalez 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

Nathaniel T. Jones 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Treasurer

Tina M. Lazar 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Brian J. Lockhart 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Jacques M. Longerstaey 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	Vice President

Kevin J. McCarthy 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

Jon Scott Meissner 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	Vice President and Assistant Secretary

Deann D. Morgan 730 Third Avenue New York, NY 10017	Vice President

Christopher M. Rohrbacher 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

William A. Siffermann 333 West Wacker Drive Chicago, Illinois 60606	Vice President

E. Scott Wickerham 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	Vice President and Controller

Mark L. Winget 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Secretary

Gifford R. Zimmerman 333 West Wacker Drive Chicago, Illinois 60606	Chief Compliance Officer and Vice President

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

Not applicable

(b) state the name and address of each officer and director of each sponsor of registrant;

Not applicable

(c) state the name and address of each trustee and each custodian of registrant.

Not applicable

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No. Registrant is not currently issuing and offering its securities directly to the public.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each such underwriter.

Not applicable

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No. Registrant does not intend to make a public offering of its securities.

In addition, the Registrant has filed a post-effective amendment pursuant to Rule 414 to adopt the Form N-14 registration statement of the Predecessor Registrant, which was filed on October 13, 2020, under and pursuant to the provisions of the Securities Act of 1933, as amended, in connection with the closing of a reorganization transaction whereby Nuveen New York Municipal Value Fund 2, a Massachusetts trust (the “Target Fund”), will transfer substantially all of its assets to the Registrant in exchange for newly issued common shares of the Registrant, and the Registrant will assume substantially all of the liabilities of the Target Fund.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No. As of the date hereof, Registrant does not, and prior to the closing of the Domicile Change Reorganization Registrant will not, have any securities currently issued and outstanding.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable

Item 10.	State the current value of registrant’s total assets.

The current value of Registrant’s total assets is $0. The Registrant was formed for the purpose of effecting the Domicile Change Reorganization and does not intend to commence operations prior to the consummation of the Domicile Change Reorganization.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No. Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12.	Attach as an exhibit a copy of registrant’s last regular periodic report to its security holders, if any.

Not applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on the 9th day of April 2021.

Nuveen New York Municipal Value Fund

By:	/s/ Mark L. Winget
Mark L. Winget
Vice President and Secretary

Attest:	/s/ Celeste Clayton
Celeste Clayton
Assistant Secretary